Room 4561

August 14, 2007

Mr. Dan L. Johnson
President and Chief Executive Officer
Solution Technology International, Inc.
685 Mosser Road, Suite 11
McHenry, MD 21541

> **Re:** **Solution Technology International, Inc.**
> **Form 8-K filed August 9, 2007**
> **File No. 0-27842**

Dear Mr. Johnson:

We have reviewed the above referenced filing and have the following comments. Please note that we have limited our review to the matters addressed in the comments below. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In our comment, we may ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 8-K Filed August 9, 2007

General

1. We note the Company has been filing its Exchange Act filings under two different CIK numbers (1000285 and 1206527). Please ensure that all filings with the Commission are made using CIK 1000285 and file number 0-27842.

2. Amend the Form 8-K to state whether the decision to change accountants was recommended or approved by the board of directors or an audit committee or similar committee of the board of directors, as required by Item 304(a)(1)(iii) of Regulation S-B.

3.   Amend the Form 8-K to specifically state whether during the registrant's two most recent fiscal years and the subsequent interim period through the date of dismissal (i.e. August 3, 2007) there were any disagreements with the former accountant on any matter of accounting principles or practices, financial statement disclosure, or auditing scope or procedure, which disagreement(s), if not resolved to the satisfaction of the former accountant, would have caused it to make reference to the subject matter of the disagreement(s) in connection with its reports as required by Item 304(a)(1)(iv) of Regulation S-B.

4.   In your amended Form 8-K, include a dated Exhibit 16 letter from the former accountants addressing the revised disclosures.

Please respond to these comments within five business days or tell us when you will provide us with a response. Please submit all correspondence and supplemental materials on EDGAR as required by Rule 101 of Regulation S-T. If you amend your filings(s), you may wish to provide us with marked copies of any amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

· the company is responsible for the adequacy and accuracy of the disclosure in the filing;

· staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

· the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

You may contact Marc Thomas at (202) 551-3452, or me at (202) 551-3451 if you have any questions regarding the above comments.

Sincerely,

Mark Kronforst
Accounting Branch Chief